THORN SPIRITS LLC. (the “Company”) a California Limited

Liability Company

Financial Statements

For the fiscal year ended December 31, 2024 and 2025

Unaudited

THORN SPIRITS LLC
Balance Sheet

Balance Sheet	Dec 31, 2025	Dec 31, 2024
Assets		
Current assets:		
Cash and cash equivalents	$20,903.36	$48,545.00
Accounts receivable	$3,237.91	$5,761.46
Prepaid expenses and other assets	$5,916.00	$5,514.00
Total current assets	**$30,057.27**	**$59,820.46**
Property and equipment - net	$55,886.55	$55,886.55
Total assets	**$85,943.82**	**$115,707.01**
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$24,290.22	$5,164.92
Accrued expenses		
Deferred revenue and other liabilities		
Total current liabilities	**$24,290.22**	**$5,164.92**
Convertible notes (if any)		
Other long term liabilities		
Total liabilities	**$24,290.22**	**$5,164.92**
Stockholders' Equity:		
Total value of Class A Units	$61,653.60	$110,542.09
SAFE - future equity obligation		
Additional paid-in capital		
Total stockholders' equity:	**$61,653.60**	**$110,542.09**
Total liabilities and stockholders' equity:	**$85,943.82**	**$115,707.01**

Unaudited

THORN SPIRITS LLC
Income Statement

Income Statement	Year Ended Dec, 2025	Year Ended Dec, 2024
Revenue - net	$335,696.37	$210,835.12
Cost of revenue	$73,212.89	$66,730.22
Gross profit/loss	**$262,483.48**	**$144,104.90**
Operating expenses	$296,069.34	$312,113.97
Operating profit/loss	**-$33,585.86**	**-$168,009.07**
Other income/expense		
Net profit/loss	**-$33,585.86**	**-$168,009.07**

Unaudited

THORN SPIRITS LLC
Statement of Cash Flows

Statement of Cash Flows	Year Ended Dec, 2025	Year Ended Dec, 2024
Cash flows from operating activities	-$12,339.01	-$1,006,970.75
Cash flows from financing activities	-$15,302.63	-$734,397.93
Cash flows from investing activities	$0.00	$1,821,385.65
Cash at beginning of period		
Net increase/decrease in cash	**-$27,641.64**	**$80,016.97**
Cash at the end of period	**-$27,641.64**	**$80,016.97**

THORN SPIRITS LLC
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2025	Year Ended Dec, 2024
Opening Balance	$110,542.09	$278,551.16
Net profit/loss	-$33,585.86	-$168,009.07
Stock Issued	$0.00	$0.00
Preferred Stock Issued	$0.00	$0.00
Ending Balance	$61,653.60	$110,542.09

THORN SPIRITS LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2025
or May 10, 2022 (inception)
$USD

1. ORGANIZATION AND PURPOSE

THORN SPIRITS LLC dba Longball Craft Cocktails (the "Company") is a limited liability company organized on February 9, 2018 under the laws of California. The Company develops and sells canned craft cocktails positioned between the two extremes of the RTD market — flavorful yet lighter and more drinkable than traditional canned cocktails.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.